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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                    FORM 11-K


            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2001


                        Commission file number 001-09320


                              Wyndham International
                       Employee Savings & Retirement Plan


                         1950 Stemmons Fwy., Suite 6001
                                Dallas, TX 75207
                     (Address of principal executive office)


                           Wyndham International, Inc.
          (Name of Issuer of the Securities held pursuant to the Plan)

                         1950 Stemmons Fwy., Suite 6001
                                Dallas, TX 75207

                                 (214) 863-1000

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                              REQUIRED INFORMATION

1. Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000. Incorporated by reference to the Wyndham International Employee Savings & Retirement Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

2. Audited Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000. Incorporated by reference to the Wyndham International Employee Savings & Retirement Plan Financial Statements and Supplemental Schedules attached hereto as
         Exhibit 99.1.

3. Notes to Financial Statements. Incorporated by reference to the Wyndham International Employee Savings & Retirement Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

4. Schedule 1 - H (Line 4i) - Schedule of Assets Held for Investment Purposes as of December 31, 2001. Incorporated by reference to the Wyndham International Employee Savings & Retirement Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

5. Schedule 2 - G (Part III) - Schedule of Nonexempt Transactions for the year ended December 31, 2001. Incorporated by reference to the Wyndham International Employee Savings & Retirement Plan Financial Statements and Supplemental Schedules attached hereto as Exhibit 99.1.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date:  June 27, 2002         Wyndham International Employee Savings & Retirement
                             Plan


                                    By: /s/Dixie Sweeney
                                       -----------------
                                    Plan Administrator

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                                    EXHIBITS

Exhibit        Description
-------        -----------

23.1           Consent of PricewaterhouseCoopers LLP

99.1 Wyndham International Employee Savings & Retirement Plan Financial Statements and Supplemental Schedules